Exhibit 8.1

List of Combined Entities

Combined Entities.	Jurisdiction	Short Name

Chilectra S.A.	Chile	Chilectra
Compañía Eléctrica Tarapacá S.A.	Chile	Celta
Empresa Eléctrica Pehuenche S.A.	Chile	Pehuenche
Empresa Nacional de Electricidad S.A.	Chile	Endesa Chile
GasAtacama S.A.	Chile	GasAtacama